EX 11.1

Code of Business Conduct and Ethics

Velti plc its subsidiaries and consolidated affiliated entities (collectively, the "Company") have adopted this Code of Business Conduct and Ethics (the "Code") as an expression of the Company's values and to represent a framework for decision-making. The Company is committed to the highest standards of business conduct and ethics. The Company seeks to conduct its business as a good corporate citizen and to comply with all laws, rules and regulations applicable to it or in the conduct of its business. The Code shall govern the relationships among the Company's employees, including directors and officers (an "Employee"
and, collectively, the "Employees"), and the Company's customers, suppliers, shareholders, competitors, and the communities in which the Company operates.

1. Application of the Code. The Code applies to each Employee and must be strictly observed. If an Employee fails to observe the Code, he or she may face disciplinary action, up to and including termination. Therefore each Employee individually is responsible to understand the Code and to act in accordance with it. The Code is not intended to cover every applicable law, rule or regulation or to provide answers to all questions that may arise. Therefore in addition to observing the Code, an Employee must use good judgment in assessing whether any given action is ethical or otherwise constitutes good business conduct. From time to time an Employee may also be required to seek guidance from others with respect to the appropriate course of conduct in a given situation. If an Employee has any questions regarding any law, rule, regulation, or principle discussed in the Code which may govern business conduct, he or she should contact a supervisor, or the Corporate Legal Department.
2. Code Does Not Constitute an Employment Contract. The Code does not in any way constitute an employment contract or an assurance of continued employment. It is for the sole and exclusive benefit of the Company and may not be used or relied upon by any other party. The Company may modify or repeal the provisions of the Code or adopt a new Code at any time it deems appropriate.
3. Conflicts of Interest.

1.
3.1 Conflicts of Interest Prohibited. The Company's general policy is to prohibit conflicts of interest. A conflict of interest occurs when an Employee's personal interest interferes, or appears to interfere, with the interests of the Company in any way. Notwithstanding the foregoing, the Board of Directors of the Company (the "Board") may, subject to Section 3.4 below, waive any conflict of interest and approve a transaction that would produce any conflict of interest, if the Board deems it is in the best interests of the Company and its shareholders to do so. In addition, in the case of an Employee who is a director of the Company, the shareholders of the Company may authorize a conflict of interest in accordance with the Company's Articles of Association. Where a conflict of interest has been waived by the Board, it will be promptly disclosed to the public to the extent required by law or applicable stock exchange requirements. Employees who are directors of the Company are also required to adhere to the provisions of the Companies (Jersey) Law 1991 and the Articles of Association of the Company relating to the disclosure and management of potential conflicts of interest.

2.
3.2 Identifying Conflicts of Interest. A conflict of interest can arise when an Employee or a member of his or her family takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest can also arise when an Employee or a member of his or her family receives improper personal benefits as a result of the Employee's position in the Company. Such conflicts of interest can undermine an Employee's business judgment and responsibility to the Company and threaten the Company's business and reputation. Accordingly, an Employee should avoid all apparent, potential, and actual conflicts of interest. Further, an Employee must communicate to the Corporate Legal Department all potential and actual conflicts of interest or material transactions or relationships that reasonably could be expected to give rise to a conflict of interest or the appearance of such a conflict of interest. The following activities all generally constitute a conflict of interest:

1.	3.2.1 Financial Interests.

1.
(i) No Employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business entity if such financial interest adversely affects the Employee's performance or duties or responsibilities to the Company, or requires the Employee to devote certain time during such employee's working hours at the Company;

2.	(ii) No Employee may hold any ownership interest in a privatelyheld company that is in competition with the Company;

3.	(iii) An Employee may hold up to but no more than 1.0% ownership interest in a publicly traded company that is in competition with the Company; and

4.	(iv) no Employee may hold any ownership interest in a company that has a material business relationship with the Company.

EX 11.1

If an Employee's ownership interest in a business entity described in clause (iii) above increases to more than 1.0%, the employee must immediately report such ownership to the Compliance Officer.

2.	3.2.2 Corporate Opportunities. An Employee taking opportunities for his or her own benefit that are discovered through the use of the
Company's information, property or position; or an Employee using the
Company's information, property or position for his or her own personal gain or to compete with the Company constitutes a conflict of interest.

3.	3.2.3 Loans. The granting by the Company of any loans or guaranty for an
Employee or for the Employee's family members will not be allowed without the prior written approval of the Compliance Officer, and if appropriate, the Board or a committee thereof. No Employee may obtain loans or guarantees or personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions.

4.	3.2.4 Outside Activity. An Employee engaging in any outside activity that materially detracts from or interferes with the performance by an
Employee of his or her services to the Company is engaging in a conflict of interest.

5.	3.2.5 Outside Employment. An Employee serving as a director, representative, employee, partner, consultant or agent of, or providing services to, a company that is a supplier, customer or competitor of the
Company is engaging in a conflict of interest.

6.	3.2.6 Personal Interest. An Employee having any personal interest, whether directly or indirectly, in a transaction involving the Company is engaging in a conflict of interest.

7.	3.2.7 Personal Investments. An Employee owning, directly or indirectly, a material amount of securities in, being a creditor of, or having another financial interest in a supplier, customer or competitor has a conflict of interest.

3.
3. 3.3 Reporting. Each Employee must report conflicts of interest to a superior who they believe is not involved in the matter giving rise to the conflict. Any Employee who has questions about whether a conflict of interest exists after consulting the Code should contact the Corporate Legal Department for assistance in making that determination.

4.
4. 3.4 Abstention. In the event that the Board considers entering into a transaction that would produce a conflict of interest, interested directors of the Company must abstain from any discussion of or vote on such transaction.

4. Gifts and Entertainment.

1.
4.1 General Policy. The Company recognizes that the giving and receiving of gifts and entertainment are common business practices. However, gifts and entertainment should never compromise, or appear to compromise, an Employee's ability to make objective and fair business decisions. The Company's policy is that an Employee may give or receive gifts or entertainment to or from customers and suppliers only if the gift or entertainment could not be viewed as an inducement to any particular business decision.

2.
4.2 Giving Gifts and Entertainment. An Employee must obtain written permission from the head of his or her department before giving any gifts or entertainment on behalf of the Company. Furthermore, the Employee must ensure that the expense for such gifts or entertainment is properly recorded on the Company's expense reports.

3.
4.3 Reporting Gifts. An Employee must only accept appropriate gifts from customers or suppliers. The Company encourages Employees to submit such gifts he or she receives. However, an Employee must submit to his or her department any gift the objective market value of which exceeds an amount established by the Board.

4.	4.4 Bribes, Kickbacks and Secret Commissions Prohibited. The Company's policy is to encourage fair transactions. No Employee may give or receive any bribe, kickback, or secret commission.
5. Confidentiality. An Employee must maintain the confidentiality of all information entrusted to him or her by the Company, its suppliers, its customers and other individuals or entities related to the Company's business. Confidential information includes any nonpublic information that if disclosed might be useful to the Company's competitors or harmful to the

EX 11.1

Company, or its customers or suppliers. Confidential information includes, among other things, the Company's customer lists and details, new product plans, new marketing platforms or strategies, computer software, trade secrets, research and development findings, manufacturing processes, or the Company's acquisition or sale prospects. Employees in possession of confidential information must take steps to secure such information. Employees must take steps to ensure that only other Employees who have a "need to know" the confidential information in order to do their job can access it, and to avoid discussions or disclosure of confidential information in public areas (for example, in elevators, on public transportation, and on cellular phones). An Employee may only disclose confidential information when disclosure is authorized by the Company or legally required. Upon termination of employment, or at such other time as the Company may request, each Employee must return to the Company any medium containing confidential information, and may not retain duplicates. An Employee has an ongoing obligation to preserve confidential information, even after his or her termination of employment with the Company, until such time as the Company discloses such information publicly or the information otherwise becomes available to the public through no fault of the Employee.
6. Fair Dealing. Each Employee must deal fairly with each of the Company's customers, suppliers, competitors and other Employees. Employees must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practices.
7. Protection and Proper Use of Company Assets. An Employee must protect the Company's assets and ensure their efficient use. Such assets include communication systems, information (proprietary or otherwise), material, facilities and equipment, as well as intangible assets. An Employee must not use such assets for personal profit for themselves or others. Additionally, an Employee must act with reasonable care to protect the Company's assets from theft, loss, damage, misuse, removal and waste. Where an Employee discovers any theft, loss, damage, misuse, removal or waste of a Company asset, he or she must promptly report this to the Company. Finally, an Employee must use reasonable efforts to ensure that Company assets are used only for legitimate business purposes.
8. Compliance with Laws, Rules and Regulations.

1.
8.1 Generally. An Employee must comply fully with all laws, rules and regulations applying to the Company's business and its conduct in business matters. This includes, among other things, laws applying to bribery, kickbacks, and secret commissions, copyrights, trademarks and trade secrets, information privacy, insider trading, offering or receiving gifts, employment harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets. The fact that certain laws, rules or regulations are not enforced in practice, or that the violation of such laws, rules or regulations is not subject to public criticism or censure, will not excuse any illegal action by an Employee. The Company expects each Employee to understand and comply with all laws, rules and regulations that apply to his or her position at the Company. Where an Employee has a doubt about the legality of a given action or the proper course of conduct, that Employee must immediately consult the Corporate Legal Department. Aside from strictly legal considerations, Employees must at all times act honestly and maintain the highest standards of business conduct and ethics, consistent with the professional image of the Company.

2.
8.2 Insider Trading. United States federal and state law, and the regulations of AIM in the U.K., as well as of other applicable jurisdictions, prohibit the use of "material inside information" when trading in or recommending Company securities, or similar restrictions. In accordance with applicable United States federal and state law, and in accordance with the regulations applicable to AIM listed companies, no Employee may engage in transactions in Company securities (whether for his or her own account, for the Company's account or otherwise) while in possession of material inside information ("Insider Trading"). Furthermore, no Employee who is in possession of material inside information may communicate such information to third parties who may use such information in the decision to purchase or sell Company securities ("Tipping"). These restrictions also apply to securities of other companies if an Employee learns of material inside information in the course of his or her duties for the Company. In addition to violating Company policy, Insider Trading and Tipping are illegal. What constitutes "material inside information" is a complex legal question, but is generally considered to be information not available to the general public, which a reasonable investor contemplating a purchase of Company securities would be substantially likely to take into account in making his or her investment decision. Such information includes information relating to a share split and other actions relating to capital structure, major management changes, contemplated acquisitions or divestitures, and information concerning earnings or other financial information. Such information continues to be "inside" information until it is disclosed to the general public. Any person who is in possession of material inside information is deemed to be an "insider." This would include directors, officers, Employees (management and nonmanagement), as well as spouses, friends or brokers who may have acquired such information directly or indirectly from an insider "tip." Substantial penalties may be assessed against people who trade while in possession of material inside information and can also be imposed upon companies and so called controlling persons such as officers and directors, who fail to take appropriate steps to prevent or detect insider trading violations by their employees or subordinates. A person in possession of inside information and who deals in the Company's securities, encourages another person to deal in the

EX 11.1

Company's securities or discloses the inside information he or she possesses to another person other than in the proper course of his or her functions as an employee or officer, may also be guilty of an offence under the Financial Services (Jersey) Law 1998. To avoid severe consequences, employees should review this policy before trading in securities and consult with the Corporate Legal Department if any doubts exist about what constitutes "material inside information." In addition, employees will be subject to a share dealing code, or an insider trading policy, in addition to this Code of Business Conduct and Ethics and will be expected to comply with the terms of such share dealing code or insider trading policy in addition to this Code of Business Conduct and Ethics.
9. Workplace Environment.

1.
9.1 Discrimination and Harassment. The Company is firmly committed to providing equal opportunities in all aspects of employment and will not tolerate any illegal discrimination or harassment based on race, ethnicity, religion, gender, age, national origin or any other protected class. For further information, you should consult the Compliance Officer.

2.
9.2 Health and Safety. The Company strives to provide employees with a safe and healthy work environment. Each employee has the responsibility for maintaining a safe and healthy workplace for other employees by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted.

Each employee is expected to perform his or her duty to the Company in a safe manner, free from the influence of alcohol, illegal drugs or other controlled substances. The use of illegal drugs or other controlled substances in the workplace is prohibited.
10. Quality of Disclosure.

1.
10.1 Full, Fair and Accurate Disclosure. The Company is subject to certain reporting and disclosure requirements in the United States and elsewhere. As a result, the Company will be regularly required to report its financial results and other material information about its business to the public and to regulators. The Company's policy is promptly to disclose accurate and complete information regarding its business, financial condition and results of operations. Each Employee must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Inaccurate, incomplete or untimely reporting will not be tolerated can severely damage the Company and result in legal liability. Each Employee should be on guard for, and promptly report, any possibility of inaccurate or incomplete financial reporting. Particular attention should be paid to financial results that seem inconsistent with the performance of the underlying business, transactions that do not seem to have an obvious business purpose, or requests to circumvent ordinary review and approval procedures. The Company's senior financial officers and other employees working in the Finance Department have a special responsibility to ensure that all of the Company's financial disclosures are full, fair, accurate, timely and understandable. Any practice or situation that might undermine this objective should be reported to the Corporate Legal Department. An Employee with information relating to questionable accounting or auditing matters may also confidentially, and anonymously if they desire, submit the information in writing to the Board's Audit Committee.

2.
0.2 Application to Senior Financial Officers. The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for designing, establishing, maintaining, reviewing and evaluating, on a quarterly basis the effectiveness of the Company's disclosure controls and procedures (as such terms are defined by applicable SEC rules). The Company's CEO, CFO, controller and such other Company officers designated from time to time by the Audit Committee of the Board of Directors shall be deemed the Senior Officers of the Company. Senior Officers shall take all steps necessary or advisable to ensure that all disclosure in reports and documents filed with or submitted to the SEC, the U.K. Financial Services Authority ("FSA") and the Jersey Financial Services Commission ("JFSC") and all disclosure in other public communication made by the Company are full, fair, accurate, timely and understandable. Senior Officers are also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Senior Officers will take all necessary steps to ensure compliance with established accounting procedures, the Company's system of internal controls and generally accepted accounting principles. Senior Officers will ensure that the Company makes and keeps books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company. Senior Officers will also ensure that the Company devises and maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

▪	transactions are executed in accordance with management's general or specific authorization;

▪
transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and

EX 11.1

(b) to maintain accountability for assets;

▪	access to assets is permitted, and receipts and expenditures are made, only in accordance with management's general or specific authorization; and

▪
the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, all to permit prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's financial statements.

▪
Any attempt to enter inaccurate or fraudulent information into the Company's accounting system will not be tolerated and will result in disciplinary action, up to and including termination of employment.

3.
10.3 Special Ethics Obligations For Employees With Financial Reporting Responsibilities. Senior Officers each bear a special responsibility for promoting integrity throughout the Company. Furthermore, the Senior Officers have a responsibility to foster a culture throughout the Company as a whole that ensures the fair and timely reporting of the Company's results of operation and financial condition and other financial information. Because of this special role, the Senior Officers are bound by the following Senior Officer Code of Ethics, and by accepting the Code of Business Conduct and Ethics each agrees that he or she will:

▪	Perform his or her duties in an honest and ethical manner.

▪	Handle all actual or apparent conflicts of interest among his or her personal and professional relationships in an ethical manner.

▪
Take all necessary actions to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in other public communications.

▪	Comply with all applicable laws, rules and regulations, including applicable rules of jurisdictions outside of the United States, including Jersey.

▪	Proactively promote and be an example of ethical behavior in the work environment.
11. Reporting Illegal or Unethical Behavior.

1.
11.1 Obligation to Report Violations. Any Employee who is aware of any illegal or unethical behavior at the Company or in connection with its business, or who believes that an applicable law, rule or regulation or the Code has been violated, must promptly report the matter to the Corporate Legal Department. Furthermore, an Employee who has a concern about the Company's accounting practices, internal controls or auditing matters, should report his or her concerns to the Corporate Legal Department. Employees should take care to report violations to a person who they believe is not involved in the matter giving rise to the violation.

2.
11.2 Company to Investigate Reported Violations. The Company will investigate promptly all reports of violations and, if appropriate, remedy the violation. If legally required, the Company will also immediately report the violation to the proper governmental authority. An Employee must cooperate with the Company to ensure that violations are promptly identified and resolved.

3.	11.3 Employees Who Report Violations Will Be Protected from Retaliation.
The Company shall protect the confidentiality of those making reports of possible misconduct to the maximum extent possible, consistent with the requirements necessary to conduct an effective investigation and the law. In no event will the Company tolerate any retaliation against an Employee for reporting an activity that he or she in good faith believes to be a violation of any law, rule, regulation, or the Code. Any superior or other Employee intimidating or imposing sanctions on an Employee for reporting a matter will be disciplined up to and including termination.
12. Responding to Improper Conduct.
1.     12.1 The Company will enforce the Code on a uniform basis for everyone, without regard to an Employee's position within the Company. If an Employee violates the Code, he or she will be subject to disciplinary action. Supervisors and managers of a disciplined Employee may also be subject to disciplinary action for their failure to properly oversee an Employee's conduct, or for any retaliation against an Employee who reports a violation. The Company's response to misconduct will depend upon a number of factors including whether the improper behavior involved illegal conduct. Disciplinary action may include, but is not limited to, reprimands and warnings, probation, suspension, demotion, reassignment, reduction in salary or immediate termination. Employees should be aware that certain actions and omissions prohibited by the Code might be crimes that could lead to individual criminal prosecution and, upon conviction, to fines and imprisonment.
2.     12.2 If a violation has been reported to the Audit Committee or another committee of the Board, that Committee shall be responsible for determining appropriate disciplinary action. Any violation of applicable law or any deviation from the standards embodied in this Code will result in disciplinary action, up to and including termination of employment. Any employee engaged in the exercise of substantial discretionary

EX 11.1

authority, including any Senior Officer, who is found to have engaged in a violation of law or unethical conduct in connection with the performance of his or her duties for the Company, shall be removed from his or her position and not assigned to any other position involving the exercise of substantial discretionary authority.
13. Waivers. Waivers or exceptions to the Code will generally be granted in advance and generally only under exceptional circumstances. A waiver of the Code for any executive officer or director may be made only by the Board or a committee thereof and must be promptly disclosed to the extent required by applicable law and stock exchange requirements.
14. Compliance Procedures.
1.     14.1 Compliance Officer. The Company has established this Code as part of its overall policies and procedures. To the extent that other Company policies and procedures conflict with this Code, you should follow this Code. The CEO shall select an employee to act as the Corporate Compliance Officer, initially the Company's General Counsel. The Compliance Officer's charter is to ensure communication, training, monitoring, and overall compliance with the Code. The Compliance Officer will, with the assistance and cooperation of the Company's officers, directors and managers, foster an atmosphere in which employees are comfortable in communicating and/or reporting concerns and possible Code violations.
2.     14.2 Screening of Employees. The Company shall exercise due diligence when hiring and promoting employees and, in particular, when conducting an employment search for a position involving the exercise of substantial discretionary authority, such as a member of the executive team, a senior management position or an employee with financial management responsibilities. The Company shall make reasonable inquiries into the background of each individual who is a candidate for such a position. All such inquiries shall be made in accordance with applicable laws and good business practices.
3.     14.3 Access to the Code. The Company shall ensure that employees, officers and directors may access the Code on the Company's website. In addition, each current employee will be provided with a copy of the Code. New employees will receive a copy of the Code as part of their new hire information. From time to time, the Company will sponsor employee-training programs in which the Code and other Company policies and procedures will be discussed.
4.     14.4 Retention of Reports and Complaints. All reports and complaints made to or received by the Compliance Officer or the Chair of the Audit Committee shall be logged into a record maintained for this purpose by the Compliance Officer and this record of such report shall be retained for five (5) years.
5.     14.5 Required Government Reporting. Whenever conduct occurs that requires a report to the government, the Compliance Officer shall be responsible for complying with such reporting requirements.